HITOR GROUP, INC.

6513 132nd Ave NE, #376

Kirkland, WA 98033

(206) 229-4188

VIA EDGAR CORRESPONDENCE

October 10, 2011

Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:

Hitor Group, Inc.

Form 10-K/A for the fiscal year ended December 31, 2010

Filed May 24, 2011

Form 10-Q for the quarterly period ended March 31, 2011

Filed June 3, 2011

File No. 333-103986

Dear Mr. James:

This letter is in response to your comment letter dated August 31, 2011, with regard to the Annual and Quarterly filings of Hitor Group, Inc., a Nevada corporation (“Hitor” or the "Company") for the periods ending December 31, 2010, and March 31, 2011, filed on May 24, 2011 and June 3, 2011, respectively.  Responses to each comment have been keyed to your comment letter.

Amendment No. 2 to Form 10-K for the Fiscal year Ended December 31, 2010 filed May 24, 2011

1.

The 10K has been filed and designated as an amendment, and sequentially numbered.

2.

The 10K has been revised and reformatted to be easily readable.

3.

Currently dated, new certification pages have been filed as Exhibits 31 and 32.

Facing Page

4.

The facing page has been revised to remove the indication that the Company has shares registered under 12(g).

5.

The facing page has been revised to indicate it is not required to file reports.

Cautionary Statements Regarding Forward Looking Information

6.

Reference to the Private Securities Litigation Reform Act of 1995 has been removed.

Martin James

Division of Corporation Finance

October 10, 2011

Item 1. Business

7.

Description of Business has been revised.

8.

Description of Business has been revised.

9.

Description of Business has been revised.

Item 2. Properties

10.

The address has been revised.

11.

The section has been revised.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

12.

This section has been updated to discuss operations for December 31, 2010 financial information.  This has also been done for the March 31, 2011 10Q.

Plan of Operations

13.

The section has been revised.

Liquidity

14.

A disclosure has been added to regarding our ability to continue as a going concern.

15.

The section has been revised.

Item 8. Financial Statements and Supplementary Date

Report of Independent Registered Public Accounting Firm

16.

A signed audit report has been included.

17.

The Audit Report has been revised.

18.

The Audit Report has been revised.

Balance Sheet, Statements of Operations, and Statements of Stockholders Deficit

19.

Financials have been reformatted.

20.

Statement of Operations indicated “Development Stage”.

21.

The Statement of Stockholders’ Deficit has been revised to include the period from inception to December 31, 2005.

Martin James

Division of Corporation Finance

October 10, 2011

Statement of Cash Flows

22.

Statement of Cash Flows has been included.

Note 1. Organization and Summary of Significant Accounting Policies

23.

The notes have been revised.

Inventory

24.

The notes have been revised.

Property and Equipment

25.

The notes have been revised.

Note 3. Advance from Lantz Financial, Inc.

26.

This loan was provided by a potential investor for normal business expenses.

27.

No interest is required to be paid.

Note 6. Convertible Notes Payable

28.

The notes have been revised.

New Accounting Pronouncements

29.

The notes have been revised.

Item 9A. Disclosure Controls and Procedures

30.

This paragraph has been revised.

31.

The disclosure has been amended for the current reporting period.

32.

The definition has been removed.

Item 14. Principal Accountant Fees and Services

33.

This section has been revised.

34.

Item 14 has been revised to include a description

Signature page

35.

Signature section has been revised for currently dated signatures and includes a majority of the Board of Directors.

Martin James

Division of Corporation Finance

October 10, 2011

Item 15. Exhibits

36.

Exhibit table has been revised.

37.

All exhibits listed in the table are filed with the amended 10K and amended 10Q.

38.

Exhibit 32 has been revised.

Form 10-Q for the Quarterly Period Ended March 31, 2011 filed June 3, 2011

39.

The 10Q has been amended to properly report items required by form 10Q.

40.

Notes have been revised.

41.

Information pursuant to Item 307 and 308(c) of Regulation S-K has been included.

Financial Statements

42.

Financial statements have been revised.

Form 12b-25

43.

10Q for the period ended 6/30/2011 will be filed simultaneously with the amended 10Q for 3/31/11 and the amended 10K for 12/31/10.

44.

Please contact me with any further comments or questions.  Thank you for your assistance in this matter.

Very truly yours,

Ken Martin

President, CEO, CAO